Exhibit 12.1

Alliance Capital Management L.P.

Consolidated Ratio Of Earnings To Fixed Charges

(In Thousands)

	Years Ended
	12/31/2002	12/31/2001	12/31/2000
Fixed Charges:
Interest Expense	27,385	32,051	26,894
Estimate of Interest Component In Rent Expense (1)	0	0	0
Total Fixed Charges	27,385	32,051	26,894

Earnings:
Income Before Income Taxes	643,133	652,175	709,345
Other	2,847	2,133	3,525
Fixed Charges	27,385	32,051	26,894
Total Earnings	$673,365	$686,359	$739,764

Consolidated Ratio Of Earnings To Fixed Charges	24.59	21.41	27.51

(1)  Alliance Capital Management L.P. has not entered into financing leases during these periods.